Filed by Power & Digital Infrastructure Acquisition II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition II Corp.

Commission File No. 001-41151

Montana Technologies to Nominate Paul Dabbar to Board of Directors of
Post-Combination Entity with Power & Digital Infrastructure Acquisition II Corp.

Former Under Secretary for Science at the U.S. Department of Energy
to help evaluate and execute high-value opportunities for stockholders

RONAN, Mont., Nov. 28, 2023 /PRNewswire/ – Montana Technologies LLC (“MT”), the inventor of AirJoule™, a transformational renewable energy and cooling technology, today announced that in connection with the proposed business combination between MT and Power & Digital Infrastructure Acquisition II Corp. (“XPDB”) (NASDAQ: XPDB), Paul Dabbar, the former Under Secretary for Science at the U.S. Department of Energy, will be nominated for election to the board of directors of the combined company (the “Company”). The proposed business combination is expected to close by the end of the first quarter of 2024. Mr. Dabbar’s election to the board of directors of the Company is subject to approval by XPDB’s stockholders.

“Paul brings a wealth of experience from diverse roles within the energy sector,” said Matt Jore, Chief Executive Officer of Montana Technologies. “He has invaluable expertise in the energy technologies and renewable energy industries and will be a fantastic addition to the board and advisor to the Company.”

“I am excited for the opportunity to join the Company’s board of directors upon the closing of the business combination and at this juncture of MT’s development,” said Mr. Dabbar. “I look forward to working collaboratively with Matt Jore and the rest of the board to evaluate and execute the highest value-creating opportunities for the Company’s stockholders. I am quite familiar with the history and investment in the research and development of Metal Organic Frameworks and the various commercial prospects that could be achieved. Montana Technologies is a leader in developing the technology into a commercially viable product.”

Mr. Dabbar currently serves on the board of directors of XPDB and is the President and Chief Executive Officer of Bohr Quantum Technology Corp, a quantum communications company, where he has served as Chief Executive Officer since 2021. Mr. Dabbar served on the board of directors of Power & Digital Infrastructure Acquisition Corp. from February 2021 until the completion of its merger with Core Scientific in January 2022. Prior to Bohr Quantum, Mr. Dabbar served as Under Secretary for Science at the U.S. Department of Energy from 2017 to 2021, managing the operations of, and investing capital at the seventeen U.S. National Laboratories, conducting research and development in energy, technology and the sciences. Mr. Dabbar was previously a Managing Director in investment banking at J.P. Morgan Chase & Co., in energy and mergers & acquisitions from 1996 to 2017. Mr. Dabbar was also previously a nuclear submarine officer in the U.S. Navy. Mr. Dabbar earned a Bachelor of Science from the U.S. Naval Academy and an MBA from Columbia University.

“The world has been successful at reducing different types of emissions due to innovation and I believe the right strategy for the world today is to continue discovery, innovation and deployment of new options [for energy technology],” Mr. Dabbar said during a recent hearing before the U.S. Senate Committee on Environment and Public Works that examined the relationship between climate change and the intensification of extreme weather events. “The pipeline of future innovation is very strong. . . . Montana Technologies has developed an MOF-based HVAC cooling technology that uses up to 75% less energy than current compressor systems and no freon.”

Montana Technologies will be showcasing its new AirJoule solution in the Green Zone during this year’s COP 28 conference.

About Montana Technologies

Montana Technologies is an atmospheric energy and water harvesting company whose technology provides efficient and sustainable air conditioning and pure water from air through its transformational AirJoule™ technology. For more information, visit www.mt.energy.

Forward-looking Statements

Certain statements in this communication (this “Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between XPDB and MT, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination, the services offered by MT and the markets in which MT operates, business strategies, potential growth opportunities and XPDB’s or MT’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of XPDB securities; (ii) the risk that the proposed business combination may not be completed by XPDB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by XPDB; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by XPDB’s stockholders, the satisfaction of the minimum aggregate transaction proceeds amount following redemptions by XPDB’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination and to support the future working capital needs of MT; (v) the effect of the announcement or pendency of the proposed business combination on MT’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of MT and potential difficulties in MT’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against XPDB or MT related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (ix) the ability to maintain the listing of XPDB’s securities on the NASDAQ; (x) the price of XPDB’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which MT plans to operate, variations in performance across competitors, changes in laws and regulations affecting MT’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of MT’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (xiii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in XPDB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov and other documents filed, or to be filed with the SEC by XPDB, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither XPDB or MT presently know or that XPDB or MT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in XPDB’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by XPDB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and XPDB and MT assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither XPDB nor MT gives any assurance that either XPDB or MT will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, XPDB has filed a registration statement on Form S-4, as amended to date (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement of XPDB. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all XPDB stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of XPDB’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). XPDB may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in XPDB’s securities. Before making any voting decision, investors and security holders of XPDB and other interested parties are urged to read the Registration Statement and the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by XPDB through the website maintained by the SEC at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654 or by contacting Morrow Sodali LLC, XPDB’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

XPDB, MT and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from XPDB’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of XPDB and a description of their interests in XPDB is set forth in XPDB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of XPDB, MT or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Press Contacts

Montana Technologies

Andy Maas; Daniel Yunger

Kekst CNC

MTMediaInquiries@kekstcnc.com

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